P.E. 2/1/02

02016657

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2002

INTERNATIONAL POWER plc
(Translation of registrant's name into English)

Senator House, 85 Queen Victoria Street,
London, EC4V 4DP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F. . . . X. . . .Form 40-F. . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:

International Power plc

2 Name of shareholder having a major interest:

Merrill Lynch Investment Managers Limited

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

As above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Nutraco Nominees Limited	
(Designated & Undesignated)	48,502,423
Merrill Lynch Pensions Nominees Limited	
A/C NONCERT	2,077,525
Stamford Nominees Limited	
A/C Charty	149,500
Stamford Nominees Limited	100,000
Mercury Life Nominees Limited	5,000
Treasury of the Government of the Isle of Man	
A/C 5	132,350
Treasury of the Government of the Isle of Man	
A/C 10	57,700
Chase Nominees Limited	14,532,240
Nortrust Nominees Limited	5,589,357
MSS Nominees Limited	635,857

Bank of New York Nominees Limited	2,389,801
RBSTB Nominees Limited	2,955,602
BOT Mitsubishi Nominees Limited	5,895
Midland Security Services Nominees Limited	41,430
29 Gracechurch Street Nominees Limited	1,589,117
Brown Bros. Harriman Nominees Limited	147,000
Junction Nominees Limited	11,214,803
BT Globenet Nominees Limited	347,584
Other Names	21,455,639

5 Number of shares/amount of stock acquired:

Not known

6 Percentage of issued class:

Not known

7 Number of shares/amount of stock disposed:

Not known

8 Percentage of issued class:

Not known

9 Class of security:

Ordinary shares of 50 pence each

10 Date of transaction:

Not known

11 Date company informed:

19 February 2002

12 Total holding following this notification:

111,928,823

13 Total percentage holding of issued class following this notification:

10.01%

14 Contact name for queries:

1.	Investors (Europe)	Grant Jones
2.	Media (Europe)	Aarti Singhal
3.	Investors/Media (United States)	Paul Parshley

15 Contact telephone numbers:

1. 44-207-320-8619
2. 44-207-320-8681
3. 001-508-922-3124

16 Name of company official responsible for making notification:

Stephen Ramsay - Company Secretary

17 Date of notification:

19 February 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL POWER plc

Date: 19 February 2002

By

Stephen Ramsay
Company Secretary